UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2015

CF Industries Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-32597 (Commission File Number)	20-2697511 (I.R.S. Employer Identification No.)

4 Parkway North, Suite 400 Deerfield, Illinois (Address of principal executive offices)	60015 (Zip Code)

Registrant’s telephone number, including area code: (847) 405-2400

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Bridge Credit Agreement

On September 18, 2015, CF Industries Holdings, Inc. (the “Company”), as a guarantor, and its wholly-owned subsidiary CF Industries, Inc. (“CF Industries”), as the tranche A borrower, entered into a senior unsecured 364-Day Bridge Credit Agreement (the “Bridge Credit Agreement”) with the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent. On the tranche B closing date, as defined in the Bridge Credit Agreement, Darwin Holdings Limited, a limited liability company incorporated under the laws of England and Wales with registered number 09713230 (as may be renamed in connection with the re-registration as a public company under the Companies Act 2006 of the United Kingdom on or prior to the tranche B closing date in connection with the transactions contemplated by the Combination Agreement (as defined below)) (the “UK Borrower”), would become a party to the Bridge Credit Agreement as the tranche B borrower.

The Bridge Credit Agreement was entered into pursuant to the terms of the commitment letter that the Company entered into with Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA on August 6, 2015, in connection with the combination agreement with OCI N.V. (“OCI”), dated as of August 6, 2015 (the “Combination Agreement”), described in, and included as an exhibit to, the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2015. The tranche B closing date would occur on the date of the closing under the Combination Agreement (the “Closing Date”).

The Bridge Credit Agreement provides for a single borrowing of tranche A bridge loans of up to $1,000,000,000 that may be used by CF Industries first to reduce amounts outstanding, if any, under the Amended Credit Agreement (as defined below) and then for general corporate purposes; and a single borrowing of tranche B bridge loans of up to $3,000,000,000 that may be used by the UK Borrower to pay the cash portion, if any, of the purchase price for specified equity interests to be acquired pursuant to the Combination Agreement; to consummate the refinancing of specified debt  in connection with the transactions contemplated by the Combination Agreement (the “Subject Debt”); to pay fees and expenses in connection with the transactions contemplated by the Bridge Credit Agreement and the Combination Agreement; and in an amount of up to $1,300,000,000 for general corporate purposes.

The obligations of the lenders to fund tranche A bridge loans under the Bridge Credit Agreement expires on December 4, 2015, or earlier as provided in the Bridge Credit Agreement. The obligations of the lenders to fund tranche B bridge loans under the Bridge Credit Agreement expires on August 6, 2016 (or November 6, 2016, if extended pursuant to the terms thereof), or earlier as provided in the Bridge Credit Agreement. The obligations of the lenders to fund the tranche B bridge loans under the Bridge Credit Agreement is subject to customary limited conditionality. The tranche A bridge loans and the tranche B bridge loans mature on the dates that are 364 days after the initial fundings of such loans, as applicable.

The Bridge Credit Agreement is voluntarily prepayable from time to time without premium or penalty and is mandatorily prepayable with, and the commitments thereunder will automatically be reduced by, the net cash proceeds from specified issuances of equity interests of the Company and its subsidiaries and, on and after the Closing Date, the UK Borrower and its subsidiaries, specified issuances or incurrences of debt by such persons and the net cash proceeds (including casualty insurance proceeds and condemnation awards) from specified dispositions of assets of such persons, with specified exceptions, including a right to reinvest such proceeds or awards in assets to be used in the business of such persons and their subsidiaries. Commitments under the Bridge Credit Agreement will also be reduced by the amount of commitments under designated term loan facilities and by the amount of any Subject Debt as to which, on or prior to the tranche B closing date, arrangements have been made to permit such debt to remain outstanding in accordance with its terms or permanent repayment or termination has been effected by OCI and its affiliates. Reductions of commitments and the repayment of loans under the Bridge Credit Agreement will be applied first to tranche A and second to tranche B.

Borrowings under the Bridge Credit Agreement will be denominated in dollars and will bear interest at a per annum rate equal to, at the applicable borrower’s option, the one, two, three or six month (or, if available to, or with the consent of, each lender, such period that is less than one month or greater than six months) LIBOR rate plus a margin of 1.125% to 2.00%, or a base rate plus a margin of 0.125% to 1.00%. The margin added to the LIBOR rate or to the base rate will depend on the Company’s (or, after the consummation of the transactions contemplated by the Combination Agreement on the Closing Date, the UK Borrower’s) credit rating at the time. In addition, the margin will increase by 0.25% per annum every 90 days commencing with the 90th day after (i) in the case of the tranche A bridge loans, the date of the initial funding of such loans and (ii) in the case of the tranche B bridge loans, the date of the initial funding of such loans, in each case through the date that is 270 days after the date of such initial funding. Commencing on October 5, 2015, CF Industries is required to pay an undrawn commitment fee equal to 0.15% of the undrawn portion of the commitments under the Bridge Credit Agreement. CF Industries and the UK Borrower will also be required to pay duration fees ranging from 0.50% to 1.00% at specified intervals following the funding of the tranche A bridge loans and the tranche B bridge loans, as applicable.

All obligations under the Bridge Credit Agreement are unsecured. Currently, the Company and CF Industries are the only guarantors of the obligations under the Bridge Credit Agreement. On and after the Closing Date, the UK Borrower will be required to be a guarantor of the obligations under the Bridge Credit Agreement. Certain of the Company’s U.S. subsidiaries, and, on and after the Closing Date, certain of the UK Borrower’s and the Company’s material wholly-owned U.S. and foreign subsidiaries, will be required to become guarantors of the obligations under the Bridge Credit Agreement if (i) such subsidiaries guarantee other debt for borrowed money (subject to specified exceptions) of the Company, CF Industries or the UK Borrower in an aggregate principal amount in excess of $500 million or (ii) such subsidiaries are borrowers under, issuers of, or guarantors of specified debt obligations of the Company, CF Industries or the UK Borrower, including debt under the Amended Credit Agreement.

The Bridge Credit Agreement contains customary representations and warranties and covenants for a transaction of this type, including two financial maintenance covenants: (i) a requirement that the interest coverage ratio, as defined in the Bridge Credit Agreement, be maintained at a level of not less than 2.75 to 1.00 and (ii) a requirement that the total leverage ratio, as defined in the Bridge Credit Agreement, be maintained at a level of not greater than 3.75 to 1.00.

The Bridge Credit Agreement contains events of default (with notice requirements and cure periods, as applicable) customary for a financing of this type, including, but not limited to, non-payment of principal, interest or fees; inaccuracy of representations and warranties in any material respect; and failure to comply with specified covenants. Upon the occurrence and during the continuance of an event of default under the Bridge Credit Agreement and after any applicable cure period, subject to specified exceptions, the administrative agent may, and at the request of the requisite lenders is required to, accelerate the loans under the Bridge Credit Agreement or terminate the lenders’ commitments under the Bridge Credit Agreement.

Specified subsidiaries of the Company are, and, on and after the Closing Date, specified subsidiaries of the UK Borrower will be, excluded from the representations and warranties, the events of default, and the restrictions contained in certain of the covenants under the Bridge Credit Agreement.

The foregoing description of the Bridge Credit Agreement is qualified in its entirety by reference to the full text of the Bridge Credit Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Each of the lenders under the Bridge Credit Agreement and certain of their respective affiliates have performed or may in the future perform various commercial banking, lending, investment banking, financial advisory, trustee, hedging or other services for the Company, CF Industries and subsidiaries and affiliates of the Company and CF Industries, including as underwriters in connection with certain outstanding debt securities of CF Industries, for which they have received or will receive fees and reimbursement of expenses. Certain of the lenders under the Bridge Credit Agreement are lenders under the Amended Credit Agreement, and Morgan Stanley Senior Funding, Inc. is the administrative agent under the Amended Credit Agreement.

Revolving Credit Agreement

On September 18, 2015, the Company, as a guarantor, and CF Industries, as a borrower prior to the Closing Date, entered into a $2.0 billion senior unsecured Third Amended and Restated Revolving Credit Agreement (the “Amended Credit Agreement”) with the lenders from time to time party thereto; Morgan Stanley Senior Funding, Inc., as administrative agent; and Morgan Stanley Bank, N.A., Goldman Sachs Bank USA, Bank of Montreal, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Wells Fargo Bank, National Association, as issuing banks, which amended and restated the Company’s $1.5 billion senior unsecured Second Amended and Restated Revolving Credit Agreement, dated as of March 20, 2015, that was scheduled to mature March 20, 2020. On the Closing Date, the UK Borrower would become a party to the Amended Credit Agreement as a borrower. CF Industries or, following the Closing Date, the UK Borrower may designate as borrowers one or more wholly-owned subsidiaries that are organized in the U.S. or any state thereof, the District of Columbia or England and Wales. The Amended Credit Agreement provides for a revolving credit facility of up to $2.0 billion with a maturity of September 18, 2020. The borrowers will use borrowings under the Amended Credit Agreement for working capital and general corporate purposes.

Borrowings under the Amended Credit Agreement may be denominated in dollars, Canadian dollars, Euro and Sterling, and will bear interest at a per annum rate equal to, at the applicable borrower’s option, the one, two, three or six month (or, if available to, or with the consent of, each lender, such period that is less than one month or greater than six months) eurocurrency rate for such currency plus a margin of 1.125% to 2.00%, or a base rate plus a margin of 0.125% to 1.00%. The borrowers are required to pay an undrawn commitment fee equal to 0.125% to 0.30% of the undrawn portion of the commitments under the Amended Credit Agreement, as well as customary letter of credit fees. The margin added to the applicable eurocurrency rate or to the base rate, as well as the amount of the commitment fee, will depend on the Company’s (or, after the consummation of the transactions contemplated by the Combination Agreement on the Closing Date, the UK Borrower’s) credit rating at the time.

All obligations under the Amended Credit Agreement are unsecured. Currently, the Company and CF Industries are the only guarantors of the obligations under the Amended Credit Agreement. On and after the Closing Date, the UK Borrower will be required to be a guarantor of the obligations of any other borrowers under the Amended Credit Agreement. Certain of the Company’s U.S. subsidiaries, and, on and after the Closing Date, certain of the UK Borrower’s and the Company’s material wholly-owned U.S. and foreign subsidiaries, will be required to become guarantors of the obligations under the Amended Credit Agreement if (i) such subsidiaries guarantee other debt for borrowed money (subject to specified exceptions) of the Company, CF Industries or the UK Borrower in an aggregate principal amount in excess of $500 million or (ii) such subsidiaries are borrowers under, issuers of, or guarantors of specified debt obligations of the Company, CF Industries or the UK Borrower, including debt under the Bridge Credit Agreement.

The representations, warranties, events of default and covenants contained in the Amended Credit Agreement are substantially similar to those contained in the Bridge Credit Agreement. Upon the occurrence and during the continuance of an event of default under the Amended Credit Agreement and after any applicable cure period, subject to specified exceptions, the administrative agent may, and at the request of the requisite lenders is required to, accelerate the loans under the Amended Credit Agreement or terminate the lenders’ commitments under the Amended Credit Agreement. Specified subsidiaries of the Company are, and, on and after the Closing Date, specified subsidiaries of the UK Borrower will be, excluded from the representations and warranties, the events of default, and the restrictions contained in certain of the covenants under the Amended Credit Agreement.

The foregoing description of the Amended Credit Agreement is qualified in its entirety by reference to the full text of the Amended Credit Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Each of the lenders under the Amended Credit Agreement and certain of their respective affiliates have performed or may in the future perform various commercial banking, lending, investment banking, financial advisory, trustee, hedging or other services for the Company, CF Industries and subsidiaries and affiliates of the Company and CF Industries, including as underwriters in connection with certain outstanding debt securities of CF Industries, for which they have received or will receive fees and reimbursement of expenses. Certain of the lenders under the Amended Credit Agreement are lenders under the Bridge Credit Agreement, and Morgan Stanley Senior Funding, Inc. is the administrative agent under the Bridge Credit Agreement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

The UK Borrower will file with the SEC a registration statement on Form S-4 that will include the proxy statement of the Company and the shareholders circular of OCI that also constitute prospectuses of the UK Borrower. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by the UK Borrower and the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by the Company and the UK Borrower with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

The Company and its directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and the Company’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve, or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and the new holding company (“New CF”) for the OCI Transaction are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the OCI Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations.

Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the SEC, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 2.03 Creation of Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is hereby incorporated by reference in this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1

364-Day Bridge Credit Agreement, dated as of September 18, 2015, among CF Industries Holdings, Inc., the borrowers from time to time party thereto, the lenders from time to time party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent

10.2

Third Amended and Restated Revolving Credit Agreement, dated as of September 18, 2015, among CF Industries Holdings, Inc., the borrowers from time to time party thereto, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley Bank, N.A., Goldman Sachs Bank USA, Bank of Montreal, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Wells Fargo Bank, National Association, as issuing banks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2015	CF INDUSTRIES HOLDINGS, INC.

	By:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1

364-Day Bridge Credit Agreement, dated as of September 18, 2015, among CF Industries Holdings, Inc., the borrowers from time to time party thereto, the lenders from time to time party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent

10.2

Third Amended and Restated Revolving Credit Agreement, dated as of September 18, 2015, among CF Industries Holdings, Inc., the borrowers from time to time party thereto, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley Bank, N.A., Goldman Sachs Bank USA, Bank of Montreal, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Wells Fargo Bank, National Association, as issuing banks